                                                                      Exhibit 12

TOKHEIM CORPORATION & SUBSIDIARIES
CALCULATION OF EARNINGS TO FIXED CHARGES



                                 1994      1995
                                ----------------

Fixed Charges
  Interest expense, net         2,350      2,815
  Acquisition financing
  Bond issue fees
  Debt Restructure fees           456        504
  Preferred stock dividends     1,617      1,580
  Interest income                 252        269
                                -----      -----
  Gross interest expense        4,675      5,168

Operating Lease Expense
  Rentals                       1,077      1,986
  1/3                           0.333      0.333
                                -----      -----
  Rental Interest                 359        662
                                -----      -----
Fixed Charges                   5,034      5,830
                                -----      -----

Earnings
  Earnings before Taxes,
  Discontinued Operations &
  Accounting Change             2,119      2,915
  Fixed Charges                 5,034      5,830
                                -----      -----
  Earnings                      7,153      8,745


EARNINGS TO FIXED CHARGES        1.42       1.50
DEFICIT                         2,119      2,915



For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense, the portion of rental expense assumed to represent interest (approximately one-third) and dividends on the ESOP Preferred Stock which services the Guaranteed ESOP Obligation. Earnings were insufficient to cover fixed charges by $21,954, $33,801, $5,745, $1,746, and $484 for the fiscal years ended 1991, 1992, 1993, and the nine months ended August 31, 1995 and 1996, respectively.